Exhibit 23.2

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption “Experts” in the Registration Statement (Form S-3) and related Prospectus of Pyxis Oncology, Inc. for the registration of up to $250,000,000 of its common stock, preferred stock, warrants, debt securities, rights to purchase common stock, preferred stock, debt securities or units, and units and to the incorporation by reference therein of our report dated March 29, 2022, with respect to the consolidated financial statements of Pyxis Oncology, Inc. included in its Annual Report (Form 10-K) for the year ended December 31, 2021, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

Boston, Massachusetts
November 1, 2022